Exhibit 4.20

AXISB/WBG/NORTH/MNC/2020-21/127 December 21,2020 MakemyTrip (india)Private Limited Tower B DLF Building no.5 DLF Cyber city, DLF Phase 2 Sector 24 Gurugram Kind Attn: Mr. Vikas Saini Dear sir, Re: Sanction of Credit Facilities With reference to your request and subsequent discussion, we are pleased to convey the sanction of working capital limit as per the details in the Annexure and below: facility limit (Rs in Crs) overdraft (OD) 81.00 Total Working Capital 81.00 Total 81.00 The detailed terms and condition of the sanction are mentioned in the Annexure attached with this letter. We request you to return the duplicate copy of this sanction letter duly signed by the authorized signatories of the company, in token of your acceptance of the sanction to our Corporate Credit Service Unit (CCSU), Gurgaon. Also acceptance for authorizing Axis Bank to debit the processing fee and other charges/fees as mentioned in this sanction letter from your operative maintained with Axis Bank Ltd. Assuring you of our best services always your faithfully Surbhi Sardana RM - WBCG(MNC) Sameer Gard SVP & Group head north -WBCG(MNC) Copy to: Sumit Sunny, DVP(#7838866535, sumit.sunny@axisbank.Com), Axis Bank Limited Corporate Credit Service Unit (CCSU) DSS No.77,1st Floor HUDA Market Sector 40 Gurugaon-122003 CRG: NEG: WBCG-MNC, Axis house, Tower 4,4th Floor, Sector 128, Noida 201304 Registered Address: “Trishul”-3rd Floor, Opp. Samartheswar Temple, Near law garden Ellisbridge, Ahmedabad-380006. Telephone No.:079-26409322 Fax No.:079-26409322 CIN: L65110GJ1993PLC020769 Website: www.axisbank.com Company seal

Annexure – Terms and Conditions

Borrower	**MakeMyTrip (India) Private Limited (MMT India)**
Sponsor	MakeMyTrip Limited, Mauritius (MMYT)
Limit	**Rs 81.00 Crores**

	Facility	Overdraft
1.	Purpose	For routine WC purpose
2.	Margin	Nil
3.	Interest	1M MCLR + 1.50% (presently 8.75% p.a.), payable at monthly intervals. The benchmark 1M MCLR would be as prevalent on the date of the 1st disbursement and would be reset every 1 month. The spread of 1.50% would remain unchanged during the tenor of the facility.
4.	Repayment	On Demand with 1 day notice
5.	Security	70% Cash Margin in the form of fixed Deposit of the Bank, with Bank's lien noted thereon. Lien shall be marked on the FD till such time as the obligation under overdraft facility is fully satisfied. FD tenor (including renewal instructions) to be equal to or greater than facility tenor.
6.	Tenor	12 months from the date of sanction
7.	Penal Interest	a) In the event of non-payment of overdraft / interest, penal interest at 2% p.a. on overdue amount will be charged. b) In the event of expiry of working capital limits, penal interest of 1% p.a. on the outstanding amount of credit facilities will be applicable. c) In the event of non creation of security within stipulated timelines, penal interest of 1% p.a. on the outstanding amount of Fund-Based credit facilities will be applicable for the period of default. The Bank reserves the right to stop operations in the account on expiry of the sanctioned limits.
8.	Special condition	Limit utilisation will be restricted to 70% of the sanction limit till the following conditions on half yearly basis are met: (1) Profitable at PAT level (2) TOL/ TNW < 1.0 Prior approval of Axis Bank will be required for release of the balance limit This will be checked by a certificate submitted by the company certified by CA or on basis of audited financial statement.
9.	Other covenants	The borrower will place its proportionate banking business with the Bank.

Other Terms and Conditions:

1.	Processing Fee	NIL
2.	Commitment Fee	Nil
3.	Validity of Sanction	The sanction shall be valid for acceptance upto 15 days from the date of sanction.
4.	Interest Reset / Spread Reset	The Bank reserves the right to alter the Interest rate or the spread or the interest reset date upon occurrence of any of the following: i. RBI enhancing the standard provisioning requirements/risk weightage for banking assets; or ii. downward revision in the credit rating of borrower/guarantor/security provider by a Credit Rating Agency and/or internal ratings; or iii. occurrence of an Event of Default as defined in the facility document; or

MakeMyTrip (India) Pvt. Ltd. Gurgaon

iv. changes in externally prevailing directives of regulatory authority/RBI. In the event the interest reset is not acceptable, the borrower shall have the option to prepay the entire amount outstanding under the facility within 15 days from the reset date without prepayment premium. 5. Interest calculation The interest per annum shall accrue and be calculated for 365 days, irrespective of leap year. 6. Security creation timeline security creation and perfection shall be completed prior to first disbursement filing of charge with ROC 7. The borrower shall utilise the facility for the purpose for which it is sanctioned. Borrower shall net utilise the facility for extending loans to subsidiary companies/associates or making inter-corporate deposit. 8. Borrower/Obligor shall: i. maintain operative account with our bank; ii. maintain proper books of accounts; iii. Keep the bank informed of the happening of any event which is likely to have an material impact on their business and the remedial steps proposed to be taken; iv. pay the charges as per the banks standard schedule of charges for various services rendered by the bank and as communicated to the borrower. 9. Restricted payment: The borrower shall not declare dividend for any year expect out of profits of the current year and subject o no default in payment/repayment obligation to the bank and prior written approval of the bank being obtained. 10. Borrower/obligor shall not, without the prior written approval of the band; i. wind up/liquidate its affair or agree/authorize to settle any litigation/arbitration having a material adverse effect; i. encumber it’s assets except where the new charge if created will be on pari passu basis, ii. dispose its charged assets other than as permitted by the bank in written. Borrower/obligor shall inform the bank: i. enter into any merge/amalgamation etc or do a buyback; ii. change the general nature of it’s business or undertake any expansion (over and above as declared in the projection during current sanction) or invest in any other entity; iii. any changes in its ownership/control/management (including by pledge of promoter/sponsor shareholding in the borrower to any third party)/beneficial owner or enter into arrangement whereby its business/ operations are managed or controlled, directly or indirectly, by any other person. Unlisted borrower shall submit yearly certificate to confirm compliance of the same. iv. make any amendment to it’s constitutional documents; v. avail any loans; and/or stand as surety or guarantor for any third party liability or obligation; and/or provide and loan or advance to any third party, save and except as required in normal business operations vi. pay any commission, brokerage or fees to its promoters/directors/guarantor/security providers; 11. Assignment: the bank shall have a right to sell or transfer whole or part of the facility to any person/entity under such terms and conditions as the bank may decide in its sole discretion without consent of, or prior intimation to, the borrower/obligors. 12. set-off: The bank shall have the right to settle any indebtedness owed by the borrower to the bank under any document/agreement, by adjusting, setting-off any deposit(s) and/or transferring monies lying to the balance of any account(s) held by the borrower with the bank without giving prior notice to the borrower. The bank’s right hereunder shall not be affected by the borrower’s bankruptcy, death or winding-up. Company Seal

13 Financial Information: The Borrower shall provide the Bank provisional financial statements within 45 days of year-end and audited financial statement within 7 months of financial year end. 14 Limits cancellation clouse: The Bank shall have an unconditional right to cancel the undrawn/unavailed/unused portion of the Facility at any time during the subsistence of the Facility, without any prior notice to the Borrower, for any reason whatsoever. In the event of any such cancellation, all the provisions of this sanction shat continue to be effective and valid and the Borrower shall repay the Facility in accordance with the terms of this sanction. 15 Documentation: Bank's standard documents. 16 Regulator Conditions: a. Under no circumstances shall the Facility be utilised for Subscription to or purchase of shores/debentures/any speculative purposes/activities not eligible for bank credit as per RBI guidelines. b. The lender does not have an obligation to meet further requirements of the borrowers on account of growth in business etc without proper review of credit limits. c. The Borrower shall submit information as required vide RBI circular DBOD.No.BP. BC. 94/08.12.001/2008-09 dated December 8, 2008 in Annexure I and Annexure III. d. UECE: The Borrower shall provide the Unhedged Foreign Currency Exposure (UFCE) Certificate on a quarterly basis. e. Beneficial Ownership Declaration: The borrower shall provide an undertaking w.r.t. to. declaration of beneficial owner in line with the RBI guidelines. [Note: Refer RBI circular CRB/2012-13/385 DBODAMLBC No. 71/1421.001/2012-13 doted 18th Jan 2013] f. Willful Defaulter: The Borrower shall not induct a person identified as willful defaulter by RBI or CIBIL or any other authorised agency as it's director/senior officer/partner /member/trustee and shall take expeditious and effective steps for removal of such person if so inducted. g. Disclosure: The Bank shall be entitled to disclose all information relating to the Borrower to Credit Information Companies ["CIC") authorised by RBI and/or any other person. Any CIC and any other agency so authorised may use, process the said information and dole disclosed by the Bank in the manner as deemed fit by them to other barks/ financial institutions / credit providers and the Borrower shall not hold the Bank liable in any manner for use of such information. h. Connected lending Undertaking: The borrower shall undertake that i) None of the directors of Axis Bank or relatives of directors (as defined in the RBI Master Circular-Loans and Advances-Statutory and Other Restrictions) is a director/partner manager, managing agent, employee or guarantor of the borrower or of a subsidiary of the borrower or of the holding company of the borrower and that none of them hold substantial interest in the borrower or its subsidiary or its holding company. ii) to the best of the borrower's knowledge none of the directors of any other bank or the subsidiaries of the banks or trustees of mutual funds / venture capital funds set up by the banks or their relatives as defined in the RBI Master Circular Loans and Advances Statutory and Other Restrictions is a director / partner, manager, managing agent, employee or guarantor of the borrower and that none of them holds substantial interest in the borrower. iii) to the best of the borower's knowledge none of senior officials of the bank or the participating banks under consortium or their relatives as defined in the RBI Master Circular -Loans Advances Statutory and Other Restrictions is a director / partner, or guarantor or members of HUF of the borrower and that none of them hold substantial interest in the borrower. in case if any of the above stated declarations is breached, the borrower shall inform the bank immediately. In case of non-compliance with the undertaking or giving wrong undertaking in relation to Connected Lending, at any time during the currency of loan, the bank reserves the right to recall the loon immediately. Company Seal